02041008

SEC MAIL PROCESSING
RECEIVED
JUN 11 2002
WASH, D.C. 155 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of MAY, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date May 29, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
IMA Exploration Inc.	March 31, 2002	02/05/29

ISSUER ADDRESS
#709 - 837 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3N6	(604) 687-1858	(604) 687-1828

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Niko Cacos	Corporate Secretary	(604) 687-1828

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@imaexploration.com	www.imaexploration.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Joseph Grosso"	Joseph Grosso	02/05/29
"William Lee"	William Lee	02/05/29

IMA EXPLORATION INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2002

(Unaudited - Prepared by Management)

IMA EXPLORATION INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	March 31, 2002 $	December 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	418,804	755,765
Amounts receivable and prepaids	66,422	69,889
Marketable securities	23,460	23,460
	508,686	849,114
PROPERTY, PLANT AND EQUIPMENT	52,987	57,088
MINERAL PROPERTIES AND RELATED DEFERRED COSTS (Note 3)	4,925,525	4,581,172
DEFERRED SHARE ISSUE COSTS (Note 4)	36,188	-
	5,523,386	5,487,374
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	161,712	115,716
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	18,313,192	18,090,497
DEFICIT	(12,951,518)	(12,718,839)
	5,361,674	5,371,658
	5,523,386	5,487,374

APPROVED BY THE BOARD OF DIRECTORS

"Joseph Grosso" , Director

"William Lee" , Director

IMA EXPLORATION INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited - Prepared by Management)

	2002 $	2001 $
EXPENSES		
Administrative and management services	58,700	55,700
Amortization and depreciation	4,892	5,502
Bank charges and interest	1,499	1,862
Corporate development and investor relations	50,940	6,836
General exploration	14,927	29,472
Office and sundry	8,790	5,804
Printing	4,555	2,596
Professional fees	3,007	3,253
Rent, parking and storage	17,880	18,076
Salaries and employee benefits	48,963	47,749
Telephone and utilities	6,839	5,536
Transfer agent and regulatory fees	6,522	858
Travel and accommodation	11,788	20,617
LOSS BEFORE THE FOLLOWING	(239,302)	(203,861)
FOREIGN EXCHANGE	3,411	3,984
INTEREST AND MISCELLANEOUS INCOME	3,212	30,916
LOSS FOR THE PERIOD	(232,679)	(168,961)
DEFICIT - BEGINNING OF PERIOD	(12,718,839)	(11,836,964)
DEFICIT - END OF PERIOD	(12,951,518)	(12,005,925)
LOSS PER COMMON SHARE	($0.01)	($0.01)
WEIGHTED AVERAGE NUMBER OF COMMON COMMON SHARES OUTSTANDING	18,981,497	13,529,219

IMA EXPLORATION INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited - Prepared by Management)

	2002 $	2001 $
OPERATING ACTIVITIES		
Loss for the period	(232,679)	(168,961)
Items not involving cash		
Amortization and depreciation	4,892	5,502
	(227,787)	(163,459)
Decrease (increase) in amounts receivable and prepaids	3,467	(9,933)
Increase in accounts payable and accrued liabilities	45,996	16,802
	(178,324)	(156,590)
INVESTING ACTIVITIES		
Additions to property, plant and equipment	(791)	(2,808)
Additions to mineral properties and related deferred costs	(344,353)	(323,000)
	(345,144)	(325,808)
FINANCING ACTIVITIES		
Issuance of common shares for cash	242,060	-
Share issue costs	(19,365)	-
Deferred share issued costs	(36,188)	-
	186,507	-
DECREASE IN CASH AND CASH EQUIVALENTS	(336,961)	(482,398)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	755,765	1,502,737
CASH AND CASH EQUIVALENTS - END OF PERIOD	418,804	1,020,339

IMA EXPLORATION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company considers itself to be an exploration stage company. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and related deferred costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

The Company considers that it has adequate resources to maintain its operations for the next year. However, the Company recognizes that it will require additional financing in the forthcoming year to complete its proposed exploration programs. The Company is seeking additional financing to complete these programs, and while it has been successful at doing so in the past, there can be no assurance that it will be able to do so in the future. See also Note 4.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

IMA EXPLORATION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

3. MINERAL PROPERTIES AND RELATED DEFERRED COSTS

	Three Months Ended March 31, 2002			Year Ended December 31, 2001		
Property	Mineral Property Acquisition Costs $	Deferred Exploration Costs $	Total $	Mineral Property Acquisition Costs $	Deferred Exploration Costs $	Total $
Argentina:						
Valle de Cura	622,791	1,873,529	2,496,320	622,791	1,866,361	2,489,152
Gualcamayo	52,880	10,103	62,983	52,880	9,595	62,475
Other	37,096	224,809	261,905	37,096	188,735	225,831
	712,767	2,108,441	2,821,208	712,767	2,064,691	2,777,458
Peru:						
Rio Tabaconas	535,217	1,569,100	2,104,317	535,217	1,268,497	1,803,714
	1,247,984	3,677,541	4,925,525	1,247,984	3,333,188	4,581,172

4. SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

Issued:

	Three Months Ended March 31, 2002		Year Ended December 31, 2001	
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	18,592,219	18,090,497	13,529,219	16,627,241
Issued during the period				
For cash - private placements	637,000	242,060	5,063,000	1,563,940
Less: Share issue costs	-	(19,365)	-	(100,684)
Balance, end of period	19,229,219	18,313,192	18,592,219	18,090,497

During the quarter ended March 31, 2002, the Company completed a brokered private placement for 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant. Two warrants will entitle the holder to purchase one common share for the exercise price of $0.45 on or before February 4, 2003. In addition, agent's warrants were issued to purchase 63,700 common shares for the exercise price of $0.45 on or before February 4, 2003.

IMA EXPLORATION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

4. SHARE CAPITAL (continued)

Subsequent to March 31, 2002, the Company:

(i) completed a short-form offering of 1,777,778 units at a price of $0.45 per unit for cash proceeds of $720,149, net of share issue costs of $79,851. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Two warrants will entitle the holder to purchase an additional common share of the Company at a price of $0.45 per share on or before July 9, 2002 and $0.54 per share on or before April 9, 2003. In addition, the Company issued 11,111 shares to the agents, at an ascribed amount of $0.45 per share. The agents also received agent's warrants to purchase 355,556 common shares for the exercise price of $0.45 per share on or before July 9, 2002 and $0.54 per share on or before April 9, 2003. As at March 31, 2002, the Company has paid costs of $36,188 relating to the financing, which have been recorded as "Deferred Share Issue Costs";

(ii) completed a non-brokered private placement for 1,722,222 units at a price of $0.45 per unit, for gross proceeds of $775,000. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. The agents also received agent's warrants to purchase 66,666 common shares for the exercise price of $0.53 per share on or before May 23, 2003;

(iii) issued 673,750 common shares on exercise of warrants; and

(iv) received regulatory approval to grant stock options to purchase 510,000 common shares exercisable for a period of five years, at a price of $0.50 per share.

5. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2002, the Company:

(i) paid $34,976 to companies controlled by certain directors and officers of the Company for management and consulting services provided; and

(ii) paid $15,231 for rent to an affiliated company.

IMA EXPLORATION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

6. SEGMENTED INFORMATION

The Company's principal activities are the exploration of mineral properties in Argentina and Peru. Management reviews the financial results according to expenditures by property.

Segment assets by geographical location are as follows:

	Three Months Ended March 31, 2002			
	Canada $	Argentina $	Peru $	Total $
Property, plant and equipment	41,275	5,817	5,895	52,987
Mineral properties and related deferred costs	-	2,821,208	2,104,317	4,925,525
	41,275	2,827,025	2,110,212	4,978,512

	Year Ended December 31, 2001			
	Canada $	Argentina $	Peru $	Total $
Property, plant and equipment	45,376	5,817	5,895	57,088
Mineral properties and related deferred costs	-	2,777,458	1,803,714	4,581,172
	45,376	2,783,275	1,809,609	4,638,260

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2002

1.(a) GENERAL AND ADMINISTRATIVE EXPENSES

	$
Administrative and management services	58,700
Amortization and depreciation	4,892
Bank charges and interest	1,499
Corporate development and investor relations	50,940
Office and sundry	8,790
Printing	4,555
Professional fees	3,007
Rent, parking and storage	17,880
Salaries and employee benefits	48,963
Telephone and utilities	6,839
Transfer agent and regulatory fees	6,522
Travel and accommodation	11,788
	224,375

1.(b) MINERAL PROPERTIES AND RELATED DEFERRED COSTS

	Argentina			Peru	Total
	Valle de Cura	Gualcamayo	Other	Rio Tabaconas	
Balance, beginning of period	2,489,152	62,475	225,831	1,803,714	4,581,172
Expenditures during the period					
Assays	-	-	4,925	18,258	23,183
Environmental	-	-	-	13,479	13,479
Field supplies	-	-	928	43,115	44,043
Field workers	-	-	-	34,771	34,771
Geological	710	508	30,221	95,198	126,637
Other	6,458	-	-	16,254	22,712
Survey	-	-	-	42,728	42,728
Travel	-	-	-	20,110	20,110
Vehicles	-	-	-	16,690	16,690
	7,168	508	36,074	300,603	344,353
Balance, end of period	2,496,320	62,983	261,905	2,104,317	4,925,525

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2002

1.(c) GENERAL EXPLORATION EXPENSES

	$
Accounting	2,391
Bank fees	760
Geological	6,989
Legal	4,544
Other	243
	14,927

2.(a) RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2002, the Company:

(i) paid $34,976 to companies controlled by certain directors and officers of the Company, for management and consulting services provided; and

(ii) paid $15,231 for rent to an affiliated company.

3.(a) SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
Feb 04/02	Common	Private Placement	637,000	$0.38	$242,060	Cash	$19,365

3.(b) NO OPTIONS WERE GRANTED DURING THE QUARTER ENDED MARCH 31, 2002

4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	99,708,334	19,229,219	$18,313,192

IMA EXPLORATION INC.
QUARTERLY REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2002

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2002

Security	Number	Exercise Price $	Expiry Date
Options	1,635,500	0.40	Jul. 19/06
Warrants	1,558,000	0.75	Sept. 15/04
Warrants	637,000	0.75	Apr. 19/05
Warrants	1,397,167	0.90	Mar. 16/05
Warrants	1,500,000	0.40	Jul. 03/02
Warrants	259,000	0.35	Jul. 03/02
Warrants	1,031,500	0.45	Dec. 18/02
Warrants	206,300	0.45	Dec. 18/02
Warrants	382,200	0.45	Feb. 04/03
	6,971,167		

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2002

There were no shares subject to escrow or pooling as at March 31, 2002.

5.(a) LIST OF DIRECTORS AND OFFICERS AS AT MARCH 31, 2002

Directors:
- Gerald Carlson
- Joseph Grosso
- William Lee
- Sean Hurd
- Robert Brown

Officers:
- Gerald Carlson (Chairman)
- Joseph Grosso (President & Chief Executive Officer)
- William Lee (Chief Financial Officer)
- Nikolaos Cacos (Secretary)

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED MARCH 31, 2002

MANAGEMENT DISCUSSION & ANALYSIS

Three Months Ended March 31, 2002 and 2001

The Company reported a consolidated loss of $232,679 ($0.01 per share) for the period ended March 31, 2002, an increase of $63,718 from the loss of $168,961 ($.01 per share) in 2001. The increase in the loss experienced by the Company in 2002, compared to 2001, was due to a number of factors of which $35,441 can be attributed to operating expenditures and $28,277 to non-operating items.

After experiencing an active summer and fall exploration program in Peru and a minimal program in Argentina during the year ended 2001, the Company for the period ended March 31,2002 has kept its focus on its Peruvian properties. While in Argentina, exploration has been kept to a minimum examining a few potential prospect properties and renegotiations of several property agreements. As a result the Company experienced increases in the following expenses: (i) Administrative and management services - $ 3,000; (ii) Corporate development and investor relations $44,104 of which $8,682 is for additional staff attending the PDAC conference, $24,750 for additional investor relations staff and $10,500 for advertising; (iii) Office and sundry - $2,986; (iv) Printing - $1,959 for additional investor brochures; (v) Salaries and employee benefits -$1,214; (vi) Telephone and utilities - $1,303; and (vii) Transfer agent and regulatory fees -$5,664 due to additional regulatory filings.

The following expenses decreased for the period: (i) Amortization and Depreciation – $610; (ii) Bank charges and interest - $363; (iii) General exploration - $14,545 as a result of minimal exploration in Argentina, (iv) Professional fees - $246; (v) Rent, parking and storage - $196; and (vi) Travel and accommodations - $8,829 which mainly related to the cost associated with the property agreement renegotiations in Argentina and Peru in the previous year.

Interest and miscellaneous income reported for the period ended March 31, 2002 was $3,212 a decrease of $27,704 from $30,916 reported in 2001 due to less cash on deposit and reduced overhead charge for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

Properties

Follow-up Exploration on Rio Tabaconas Property in Northern Peru

On January 17, 2002, IMA announced the commencement of a follow-up pre-drilling exploration program on the Company's Rio Tabaconas property in Northern Peru. The primary objective of the program was to establish and to advance the connections between numerous mineralized structures previously identified on several highly anomalous gold targets. This program builds on high to bonanza grade drill results from the Phase I drill program completed in October 2001.

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED MARCH 31, 2002

<u>MANAGEMENT DISCUSSION & ANALYSIS</u> *(continued)*

The current work program consisted of:

- 25,000 meters of ground magnetometer and IP/Resistivity surveys over the Tablon and Cerro Las Minas targets.
- Surface sampling expanded from 2,300 samples to over 3,200 soil, silt, and rock samples.
- Structural mapping and detailed geological mapping of the ten gold targets discovered to date.

The results of this program significantly expanded the potential size of the known mineralized zones and outlined five important new discoveries, increasing the number of gold targets on the property to fifteen. The latest geophysical, geochemical and geological data now imply that some target areas may be interconnected. IMA's technical team has classified nine of the gold targets as very high priority and drill ready, and the remaining six as highly prospective warranting further exploration.

These gold targets all occur within a newly defined 4 kilometer by 2 kilometer, northwest trending mineralized corridor referred to as the Midas Trend, indicating a much larger area of mineral potential than previously recognized. This trend is open in both directions and includes Cerro Tablon, Cerro Las Minas and Vega, a newly defined centre of mineralization situated to the northwest.

The Midas Trend has now become the Company's prime exploration focus as these results have greatly enhanced the region's potential for several significant gold discoveries.

<u>Financings</u>

On January 18, 2002, IMA closed the second tranche of the previously announced $0.38 financing to complete a $1,026,000 private placement. On March 20, 2002, the Company announced a $800,000 short form offering, which was subsequently closed on April 8, 2002.

Proceeds from the sale of the units are to be used for further exploration programs in Peru and for general working capital.

<u>Investor Relations</u>

The Company did not engage any investor relations firms during the quarter ended March 31, 2002. Activities during the period consisted of investor mailings and shareholders communications by Company personnel.